 **Singer Financial Corp.**

A PRIVATE FINANCIAL INSTITUTION
1708 Locust Street, Philadelphia, PA 19103
(215) 893-9722 Fax (215) 893-9725   June 29, 2009

Telecopied to (703) 813-6963
Jay Williamson, Esq.
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

RE: Singer Financial Corp.
       Request for Acceleration of Qualification
       File No. 024-10211

Dear Mr. Williamson:

Singer Financial Corp. hereby formally requests acceleration of qualification of its Amendment to Form 1-A filed pursuant to Regulation A, File No. 024-10211. The Company requests qualification to be effective as of noon, Monday, June 29, 2009 or as soon thereafter as possible.

The Company acknowledges that:

- Should the Securities and Exchange Commission or its staff, acting pursuant to its delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or its staff, acting pursuant to its delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy or accuracy of its disclosure in the filing; and

- The Company may not assert the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,



Paul Singer
President
Singer Financial Corp.